1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2007

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ✓                                         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                         No  ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•

the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•

the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the proposed rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

2

EXHIBITS

Exhibit Number		Page
1.1	Announcement of audited results for the year ended December 31, 2006, dated March 13, 2007	5

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: March 14, 2007

4

EXHIBIT 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

ANNOUNCEMENT OF AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

HIGHLIGHTS

Financial

•	Turnover increased 4.2% to HK$9,541 million

•	Operating profit from railway and related businesses before depreciation increased 2.0% to HK$5,201 million with margin of 54.5%

•	Property development profit reduced by 5.3% to HK$5,817 million

•	Net profit attributable to equity shareholders, excluding investment properties revaluation and related deferred tax (profit from underlying businesses), decreased 2.9% to HK$5,962 million

•	Net profit attributable to equity shareholders, including investment properties revaluation and related deferred tax, of HK$7,759 million

•	Debt / equity ratio at year-end improved to 36.7% from 40.4% at 2005 year-end

•	Final dividend of HK$0.28 per share

Operational

•	Patronage for MTR Lines and Airport Express increased 1.1% to 876 million, market share maintained

•	Growth in station commercial and property investment businesses

•	Tseung Kwan O Area 86 Package 2 awarded in January 2006

•	Ngong Ping 360 opened in September 2006, patronage exceeding expectation

•	Concession Agreement for Beijing Line 4 signed in April 2006 with majority of construction contracts let as at year-end

•

Memorandum of Understanding on rail merger with Kowloon-Canton Railway Corporation signed with HKSAR Government on 11 April 2006 and the Rail Merger Bill was submitted to the Legislative Council on 5 July 2006

The Directors of MTR Corporation Limited (“the Company”) are pleased to announce the audited results of the Company and its subsidiaries (“the Group”) for the year ended 31 December 2006 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (HK$ MILLION)

	Year ended 31 December
	2006	2005

Fare revenue	6,523	6,282

Station commercial and other revenue	1,606	1,555

Rental and management income	1,412	1,316

Turnover	9,541	9,153

Staff costs and related expenses	(1,653)	(1,614)

Energy and utilities	(539)	(541)

Operational rent and rates	(65)	(92)

Stores and spares consumed	(120)	(120)

Repairs and maintenance	(511)	(496)

Railway support services	(80)	(74)

Expenses relating to station commercial and other businesses	(443)	(358)

Property ownership and management expenses	(312)	(238)

Project study and business development expenses	(267)	(142)

General and administration expenses	(192)	(207)

Other expenses	(158)	(170)

Operating expenses before depreciation	(4,340)	(4,052)

Operating profit from railway and related businesses before depreciation	5,201	5,101

Profit on property developments	5,817	6,145

Operating profit before depreciation	11,018	11,246

Depreciation	(2,674)	(2,682)

Operating profit before interest and finance charges	8,344	8,564

Interest and finance charges	(1,398)	(1,361)

Change in fair value of investment properties	2,178	2,800

Share of profits less losses of non-controlled subsidiaries and associates	45	9

Profit before taxation	9,169	10,012

Income tax	(1,411)	(1,549)

Profit for the year	7,758	8,463

Attributable to:

— Equity shareholders of the Company	7,759	8,450

— Minority interests	(1)	13

Profit for the year	7,758	8,463

Dividends paid and proposed to equity shareholders of the Company attributable to the year:

— Interim dividend declared and paid during the year	774	764

— Final dividend proposed after the balance sheet date	1,554	1,535

	2,328	2,299

Earnings per share:

— Basic	HK$1.41	HK$1.55

— Diluted	HK$1.41	HK$1.55

CONSOLIDATED BALANCE SHEET (HK$ MILLION)

	As at 31 December
	2006	2005

Assets

Fixed assets

— Investment properties	22,539	19,892

— Other property, plant and equipment	84,404	83,383

	106,943	103,275

Railway construction in progress	232	1,006

Property development in progress	3,297	2,756

Deferred expenditure	565	281

Prepaid land lease payments	594	608

Interests in non-controlled subsidiaries	171	103

Interests in associates	100	—

Deferred tax assets	1	19

Investments in securities	272	183

Staff housing loans	25	34

Properties held for sale	2,018	1,311

Derivative financial assets	195	234

Stores and spares	272	248

Debtors, deposits and payments in advance	1,894	3,095

Loan to a property developer	3,355	—

Amounts due from the Government and other related parties	177	154

Cash and cash equivalents	310	359

	120,421	113,666

Liabilities

Bank overdrafts	5	14

Short-term loans	1,114	385

Creditors, accrued charges and provisions	3,639	3,415

Current taxation	1	2

Contract retentions	193	170

Amounts due to related parties	—	17

Loans and obligations under finance leases	27,033	27,865

Derivative financial liabilities	515	307

Deferred income	1,682	3,584

Deferred tax liabilities	9,453	8,011

	43,635	43,770

Net assets	76,786	69,896

Capital and reserves

Share capital, share premium and capital reserve	38,639	37,450

Other reserves	38,128	32,425

Total equity attributable to equity shareholders of the Company	76,767	69,875

Minority interests	19	21

Total equity	76,786	69,896

Notes:—

1.	AUDITORS’ REPORT

The results for the year ended 31 December 2006 have been audited in accordance with Hong Kong Standards on Auditing, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), by KPMG whose unmodified audit report is included in the annual report to be sent to shareholders. The results have also been reviewed by the Group’s Audit Committee.

2.	BASIS OF PREPARATION

These consolidated accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards issued by the HKICPA. The accounting policies adopted in the preparation of these accounts are consistent with those used in the 2005 annual accounts except for changes made thereafter in adopting the Amendment to Hong Kong Accounting Standard 39 “Financial instruments: recognition and measurement on financial guarantee contracts”. The adoption of this amendment does not have a significant financial impact on the Group’s results of operations and financial position for financial years 2005 and 2006.

3.	RETAINED PROFITS

The movements of the retained profits during the years ended 31 December 2006 and 2005 were as follows:

HK$ Million	2006	2005

Balance as at 1 January	31,698	25,521

Dividends declared or approved	(2,309)	(2,273)

Profit for the year attributable to equity shareholders of the Company	7,759	8,450

Balance as at 31 December	37,148	31,698

4.	PROFIT ON PROPERTY DEVELOPMENTS

	Year ended 31 December
HK$ Million	2006	2005

Profit on property developments comprises:

Transfer from deferred income on

— upfront payments	1,213	1,794

— sharing in kind	555	95

Share of surplus from development	3,724	3,296

Income recognised from sharing in kind	342	971

Other overhead costs	(17)	(11)

	5,817	6,145

5.	INCOME TAX

	Year ended 31 December
HK$ Million	2006	2005

Current tax — overseas	2	1

Deferred tax expense relating to the origination and reversal of temporary differences on:

— change in fair value of investment properties	381	490

— others	1,028	1,058

	1,409	1,548

Income tax in the consolidated profit and loss account	1,411	1,549

Share of income tax of non-controlled subsidiaries	12	7

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses for the year ended 31 December 2006. Taxation for overseas subsidiaries is charged at the appropriate rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% (2005 17.5%).

6.	DIVIDEND

The Board has recommended to pay a final dividend of HK$0.28 per share. The Company proposes that a scrip dividend option will be offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 26 June 2007 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 17 April 2007. The Company’s majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

7.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the year attributable to equity shareholders of HK$7,759 million (2005: HK$8,450 million) and the weighted average number of ordinary shares of 5,510,345,238 in issue during the year (2005: 5,430,594,654).

The calculation of diluted earnings per share is based on the profit for the year attributable to equity shareholders of HK$7,759 million (2005: HK$8,450 million) and the weighted average number of ordinary shares of 5,516,115,460 in issue during the year (2005: 5,436,752,536) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

Both basic and diluted earnings per share would have been HK$1.08 (2005: HK$1.13) if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax.

8.	SEGMENTAL INFORMATION

	Turnover Year ended 31 December		Contribution to profit Year ended 31 December
HK$ Million	2006	2005	2006	2005

Railway operations	6,523	6,282	979	760

Station commercial and other businesses	1,606	1,555	1,081	1,071

	8,129	7,837	2,060	1,831

Property ownership and management	1,412	1,316	1,096	1,074

	9,541	9,153	3,156	2,905

Property developments			5,817	6,145

			8,973	9,050

Unallocated corporate expenses			(2,027)	(1,847)

Change in fair value of investment properties			2,178	2,800

Share of profits less losses of non-controlled subsidiaries and associates			45	9

Income tax			(1,411)	(1,549)

			7,758	8,463

Station commercial and other businesses comprise mainly letting of advertising and retail space within the railway premises, bandwidth services on the railway telecommunication system, international consultancy services and, commencing from 18 September 2006, cable car operations and related businesses.

As substantially all the principal operating activities of the Group were carried out in Hong Kong throughout the reporting periods, no geographical analysis is provided.

9.	LOAN TO A PROPERTY DEVELOPER

	As at 31 December 2006		As at 31 December 2005
HK$ Million	Nominal amount	Carrying amount	Nominal amount	Carrying amount

Interest-free loan to a property developer	4,000	3,355	—	—

The loan was provided to the developer of Package Two, Tseung Kwan O Area 86 property development project under the terms of the development agreement. The loan is interest-free and guaranteed by the developer’s ultimate holding company and is repayable on completion of the respective phases of the project.

The difference between the nominal and carrying amount of the loan at inception, amounting to HK$768 million, has been capitalised as property development in progress.

10.	DEBTORS AND CREDITORS

A	The Group’s debtors, deposits and payments in advance amounted to HK$1,894 million (2005: HK$3,095 million), out of which HK$825 million (2005: HK$2,042 million) relates to property development including HK$478 million (2005: HK$46 million) receivable from certain stakeholding funds awaiting finalisation of the respective development accounts, and HK$608 million (2005: HK$604 million) receivable from rentals, advertising and telecommunication activities with due dates ranging from 7 to 50 days, swap interest receivable from debt portfolio management activities due in accordance with the respective terms of the agreements, and amounts receivable from consultancy services income due within 30 days. As of 31 December 2006, HK$276 million (2005: HK$185 million) were overdue out of which HK$174 million (2005: HK$78 million) were overdue by more than 30 days.

B	Creditors, accrued charges and provisions amounted to HK$3,639 million (2005: HK$3,415 million), majority of which relate to capital project payments to be settled upon certification of work in progress, as well as swap interest payable under the terms of respective swap agreements for debt portfolio management purposes. The Group has no significant balances of trade creditors resulting from its provision of transportation and related services. As at 31 December 2006, HK$645 million (2005: HK$591 million) were amounts either due within 30 days or on demand.

11.	PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the year ended 31 December 2006, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities.

12.	CHARGE ON GROUP ASSETS

None of the Group’s assets was charged or subject to any encumbrance as at 31 December 2006.

13.	ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 7 June 2007. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about 26 April 2007.

14.	CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2006 with the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association.

Dr. Raymond Ch’ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. In July 2006, he was re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

Mr. Chow Chung-kong was appointed as the Chief Executive Officer of the Company with effect from 1 December 2003 for a term of three years. He was also appointed as a Member of the Board on the same date. His contract as the Chief Executive Officer of the Company was renewed for a further term of three years with effect from 1 December 2006.

15.	PUBLICATION OF THE RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the Company’s website at www.mtr.com.hk and the website of the Stock Exchange. The Annual Report will also be available at the Company’s and the Stock Exchange’s website in late April 2007 and will be despatched to shareholders of the Company in late April 2007.

KEY STATISTICS

	Year ended 31 December
	2006	2005

Total passenger boardings

— MTR Lines (in millions)	866.8	858.0

— Airport Express (in thousands)	9,576	8,493

Average number of passengers (in thousands)

— MTR Lines (weekday)	2,523	2,497

— Airport Express (daily)	26.2	23.3

Operating profit from railway and related businesses before depreciation as a percentage of turnover	54.5%	55.7%

MANAGEMENT REVIEW AND OUTLOOK

I am pleased to report that steady progress from all our recurring businesses enabled MTR Corporation to post good financial results in 2006. For the year, the Company increased revenue by 4.2% to HK$9,541 million, and operating profit before property development profit and depreciation by 2.0% to HK$5,201 million. Net profit attributable to shareholders, excluding revaluation of investment properties, decreased marginally by 2.9% to HK$5,962 million. The slight decrease in underlying profit was due to the very strong property development profit recognised in 2005, the magnitude of which was not repeated in 2006. Including investment property revaluation, net profit attributable to equity shareholders was HK$7,759 million. Corresponding earnings per share were HK$1.08 before investment property revaluation and HK$1.41 after such revaluation. The Board, after considering the cash requirements of the proposed rail merger with Kowloon-Canton Railway Corporation (KCRC), has recommended a final dividend of HK$0.28, which when combined with the interim dividend of HK$0.14, brings the full year dividend to HK$0.42.

In April 2006, the Company signed a Memorandum of Understanding (the MOU) with the Government of the Hong Kong SAR (Government) with regard to the proposed rail merger with KCRC. The year also saw our growth strategy taking root with the signing of the Concession Agreement for the Beijing Metro Line 4 (BJL4) project after approval from the Central Government.

Operational Review

Hong Kong Railway Operations

For the year, total patronage on the MTR Lines and Airport Express increased by 1.1% to 876 million.

Patronage on the MTR Lines increased by 1.0 % to 867 million. Our overall market share of the total franchised public transport market was maintained at 25%. Cross-harbour market share was also broadly unchanged at 61%. Patronage on the Airport Express increased by 12.8% to 9.6 million, mainly due to the opening of the AsiaWorld-Expo(AWE) Station in December 2005. Airport Express’ estimated market share of passengers travelling to and from the airport increased from 22% in 2005 to 23%.

Competition in the public transport sector remained intense and after a strong first quarter of patronage growth, the effect of the Football World Cup, when many people stayed at home, led to softened demand in the second quarter. However, in the second half of the year patronage growth on the MTR Lines resumed. The full year increase in patronage benefited from a full year contribution from the Disneyland Resort Line (DRL), which entered service in August 2005, and from the AWE Station, which opened in December 2005. The reduction in certain bus fares as a result of the introduction of their new fare adjustment mechanism during the year had little impact on our businesses, as such reduction applies mainly to travellers from outlying areas not directly served by our network.

Average fare revenue per passenger on MTR Lines increased from HK$6.67 in 2005 to HK$6.82, due to the full-year effect of both changes in certain promotion programmes and the opening of DRL operations.

Despite rising costs, our rail operations achieved improved financial results. Hong Kong’s economic growth has fed into wage pressure, which we were able to offset through increased efficiency.

As in previous years, patronage was underpinned by MTR’s high performance standard and service quality. Our customer service performance continued to surpass both the Government’s minimum requirement under the Operating Agreement, and our own more stringent Customer Service Pledges. During the year, MTR passenger journeys on time and train service delivery were both at 99.9%, while Service Quality Index, based on customer satisfaction surveys, for the MTR Lines and Airport Express registered 71 and 81 respectively on a 100-point scale. We also maintained our leading position in the 12-member Community of Metros (CoMET) benchmarking report in areas of customer service, service reliability and cost efficiency.

We continued to invest not only in expansion of the network, but in service quality and efficiency to meet the ever changing expectations of the travelling public. The programme to retrofit platform screen doors at all 74 platforms of our underground stations was completed in the first half of 2006, and three new pedestrian links were added to improve access at Choi Hung, Kwai Fong and Tiu Keng Leng stations. We commissioned three new trains on the Tung Chung Line to increase train frequency and replaced the motor alternator sets on 78 trains on MTR Lines with the state-of-the-art static inverters. We also launched a major project to install noise barriers on sections of the Tung Chung Line to minimise the noise impact to nearby residents from the increased train frequency, and a new rail replacement programme to progressively upgrade the rail infrastructure on the Kwun Tong and Tsuen Wan lines designed to improve ride quality and service reliability.

Our efforts to market the rail network again achieved results. A “Ride 10 Redeem Hello Kitty Stamps” promotion not only generated additional patronage but also contributed to income as the stamps became a collectible item. Innovation was again to the fore, as we launched our first game, the Happy Index Promotion, and two TV projects, a tailor-made game show and sponsorship of a situation comedy, which successfully reinforced perceptions of our customer service.

On Airport Express, the increasingly popular Airport Express “Ride to Rewards” loyalty programme was enhanced with the additional option of award points from Dragonair VISA card. We also made efforts to expand the reach of the programme by offering it to shareholders. To attract more local leisure travellers, fare promotions including discounts on return journeys and free rides for children using Child Octopus card were offered during festive seasons. Overseas passengers, meanwhile, were offered fare discounts on tourist products through a partnership with the Hong Kong Tourism Board and the UnionPay Discover Hong Kong Club. An advertising campaign was launched to increase awareness of the newly opened AWE Station.

The Company’s marketing, branding and passenger awareness efforts achieved considerable external recognition during the year. We won the “Top Ten Most Popular TV Commercials Award” and “Most Impressive TV Commercial” in the 12th Annual Most Popular TV Commercial competition held by ATV. The Company took the “Prime Awards for Brand Excellence 2006 – Transport Services” award given by Prime Magazine, and the “Hong Kong Brands — Classic” award jointly presented by East Week and Sing Tao Publishing. In addition, MTR Corporation’s print campaign on train boarding safety was named one of Hong Kong’s Top Ten Print Advertisements in the “Metro Global Print Awards 2006” organised by Metropolis Daily.

MTR was ranked as the best value for money and best customer service provider amongst all public transport services in Hong Kong, based on the “Public Transportation Study” conducted in June by an independent research agency.

Station Commercial and Other Businesses

Our station commercial and other businesses again saw solid growth during the year as we continue to leverage our rail assets and expertise resulting in revenue increasing 3.3% to HK$1,606 million. In 2005, there was a one-off income from termination of a telecommunication agreement; excluding this one-off item and another similar, albeit much smaller one-off item in 2006, revenue from our station commercial and other businesses would have increased by 8.0% from last year.

In advertising, revenue grew 4.7% to HK$534 million as we continued to set the pace in outdoor advertising in Hong Kong through an expanded plasma network and innovation in formats, which included “Real-Time Projection Zone” and a new advertising train — the “Spectacular Mobile Showcase”. Airport Express meanwhile saw the introduction of a new multimedia system that offers more flexibility to advertisers.

Station kiosk rental grew 13.7% to HK$391 million. Station commercial space totaled 16,867 square metres at year end with the completion of 11 additional stations under the station renovation programme. This brings to 38 stations having been renovated in this programme since 2001. We also added 32 new shops and 15 new brands to our station commercial business.

Telecommunications revenue declined by 22.5% to HK$259 million, due to the one-off items mentioned earlier. Excluding the one-offs, such revenue would have decreased marginally by 3.2% due to the continued erosion of 2G mobile telephone revenue by less profitable 3G usage. TraxComm however, continued to expand its optical fibre business and at year-end their optical fibre network covered 40 locations.

2006 saw an encouraging start to operations for Ngong Ping 360, which is owned by the Company and operated by Skyrail-ITM (Hong Kong) Ltd (Skyrail). Since its opening in September, the cable car and associated themed village have proven very popular, generating revenue of HK$64 million as at end of 2006. This new tourist attraction has now received over 1 million local and overseas visitors to date. Despite some teething problems, it has operated, by international standard of cableway systems, at a high level of reliability. The Company has worked closely with Skyrail to seek continuous improvement so as to make Ngong Ping 360 a “must see” tourist attraction in Hong Kong.

In external consultancy, in line with our strategy to focus on key cities that could lead to investment opportunities, revenue declined 5.7% to HK$199 million. In the Mainland of China, we successfully concluded a number of contracts, progressed our project management consultancy work on Shanghai Metro Line 9 and signed major new contracts in Beijing and Chengdu. In Hong Kong, the project to construct an Automated People Mover System to connect the Hong Kong International Airport to SkyPlaza and the SkyPier saw good progress. In Taiwan, the Company was awarded a three year contract with the Kaohsiung Rapid Transit Corporation and a two year contract with the Taiwan High Speed Rail Company. We also secured consultancy assignments in Dubai and the UK.

Octopus Holdings Limited, in which we hold a 57.4% stake, increased its contribution to the Company’s profit by 70% to HK$68 million, with cards in circulation rising to 14.7 million while average daily transactions increased by 13.3% to HK$73.3 million.

Hong Kong Extension Projects

In Hong Kong, we continue to pursue new railway extension projects with a view to maintaining our growth in the local market.

We completed the preliminary design study on the West Island Line in 2006 and submitted a project proposal to the Government’s Environment, Transport and Works Bureau. Negotiations with Government on the implementation plan and funding support have continued throughout the year. The project continues to enjoy strong community support.

Our proposal for the South Island Line (East) remains with Government for consideration.

Works to improve the connectivity to our stations continue. The new departure platform connecting the Airport Express with SkyPlaza, which houses the second terminal of the Hong Kong International Airport, was opened in February 2007. The Queensway Subway linking Admiralty Station with Three Pacific Place was also opened in February 2007. Elsewhere, work is expected to begin on a new pedestrian subway at Lai Chi Kok Station in the first quarter of 2007, while other new pedestrian links are under consideration at Prince Edward, Causeway Bay, Tsim Sha Tsui, Kwai Hing, Kowloon Bay, Choi Hung, Sheung Wan and Olympic stations.

Property Businesses

The Hong Kong property market was steady in 2006 benefiting our property development business.

Profit for the year from property developments was HK$5,817 million. During 2006, profit recognised from Airport Railway projects included mainly deferred income recognition, in line with construction progress, at Harbour Green (Olympic Package Three), Coastal Skyline and Caribbean Coast (respectively, Tung Chung Packages Two and Three) and fit out works at Elements, together with sharing in kind on receipt of an additional gross floor area of 7,609 square metres of this shopping centre. Along the Tseung Kwan O Line, development profit came primarily from surplus proceeds from Central Heights (Area 57a), Metro Town (Tiu Keng Leng) Phase 1 and The Grandiose (Area 55b).

With residential property prices stabilising, sales and pre-sales during the year saw steady progress both along the Airport Railway including flats at Harbour Green and La Rossa in Coastal Skyline, as well as, at Le Point, The Grandiose and Central Heights over in Tseung Kwan O.

The year also saw property tender activity, with the award in January of the tender of Package Two of Tseung Kwan O Area 86 to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited. For this package, MTR Corporation extended a HK$4 billion interest free loan to the developer in return for an increased sharing in kind of the development.

In January 2007, tenders were invited for Area 56 of Tseung Kwan O with the award in February 2007 to Lansmart Ltd, a subsidiary of Sun Hung Kai Properties Ltd. The proposed development will be a mixed-use project comprising hotel, office, residential, commercial and car parking accommodations with a total gross floor area of not more than 168,537 square metres.

Total revenue from property investment and property management increased by 7.3% to HK$1,412 million.

Revenue from property investment increased by 6.8% to HK$1,263 million as shopping centre rental rates moved higher, and the portfolio remained fully let except for small areas of Luk Yeung Galleria that were repossessed for renovation work. MTR Corporation’s total investment property portfolio as at end of 2006 was 174,916 square metres, being the total lettable floor area attributable to the Company.

One new shopping centre was added to the MTR Corporation’s portfolio, taking the total to six, with an aggregate lettable floor area of 119,619 square metres attributable to the Company. The Edge, 70% owned by the Company, with a lettable floor area of 7,683 square metres opened at Tseung Kwan O Station in November. Later in 2007 the portfolio will be joined by Phase 1 of Elements, our upscale mall with gross floor area of 82,750 square metres at Kowloon Station. This development is scheduled for opening by the end of 2007 and about 90% of the retail space has already been committed to date. In addition, our wholly owned wet market in Tung Chung as well as the 51% owned Choi Hung Park n’ Ride Carpark opened during the year.

We continued to enhance the retail environment of our shopping centres through renovations and well planned marketing campaigns. In 2006, the major renovation programme at Telford Plaza I was completed in December and the Heng Fa Chuen wet market re-opened in August, following renovation works. Competition in this sector is expected to intensify in the coming years as many new shopping centres are expected to open.

Revenue from property management recorded strong growth of 12.0% to HK$149 million. Our property management business added 4,518 residential units to the portfolio, bringing the total number of residential units managed by the Company to 58,876 at year end. In addition, 16,546 square metres of commercial properties were added, bringing to 582,073 square metres the total area of commercial and office space under MTR Corporation’s property management.

In the Mainland of China, following extensive re-decoration and re-positioning, the Ginza Mall which is a shopping centre with a lettable floor area of 19,349 square metres situated in the Dong Cheng district of Beijing, was opened in January 2007 with close to 90% of its shops let. Three new property management contracts for luxury office/commercial developments in Beijing’s central business district were signed during the year with SOHO China Ltd.

Merger

One of the most significant events for the Company in 2006 was the signing in April of the MOU with the Hong Kong SAR Government, setting out the terms for the proposed rail merger with KCRC, together with the acquisition of a property package.

The signing of the MOU marked a milestone for railway development in Hong Kong. The merger package carefully balances the interest of our stakeholders and, if completed, would be value accretive to the Company. For the travelling public, the merger will bring immediate reduced fares and better integration of the two rail networks.

The merger requires the passage of a Rail Merger Bill as well as approval by our independent shareholders. The Rail Merger Bill was submitted to the Legislative Council (LegCo) of Hong Kong SAR by the Government on the 5th of July 2006 and is currently under deliberation. Should LegCo approve the bill, the proposal will become effective only after obtaining approval from independent shareholders.

While the approval processes are being progressed, various integration committees and working groups at all levels of the two rail companies have been working strenuously as one team to ensure that a high level of integration is achieved on Day One of the merger, so that the travelling public will benefit from immediate fare reductions.

Overseas Growth

Expansion into overseas markets is part of our growth strategy. As noted before, our strategy overseas is to pursue metro investment opportunities in the Mainland of China, while pursuing “asset light” railway operating franchises in Europe.

Mainland of China

In the Mainland of China, the most significant event of 2006 was the signing in April of the Concession Agreement for the RMB15.3 billion BJL4 project with the Beijing Municipal Government, which marked our overseas growth strategy taking root. Approximately RMB4.6 billion, or 30% of the total cost, is being borne by a Public-Private Partnership (PPP) company which is 49% owned by MTR Corporation, 2% by Beijing Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group. The balance of the capital cost will be funded by the Beijing Municipal Government. Under the Concession Agreement, the PPP company will invest in the electrical and mechanical railway systems and the rolling stock, and operate the line for 30 years. With the business licence now granted and the Concession Agreement, Lease Agreement and Financing Agreement all signed, work has moved on rapidly. Contracts for the rolling stock, signalling and automatic fare collection systems have already been awarded, and 23 of the 24 stations are now under construction. Construction is expected to be completed by 2009.

In Shenzhen, we await final approval from the National Development and Reform Commission on the RMB6 billion Shenzhen Metro Line 4 project which incorporates the “Rail and Property” model. This follows our signing in 2004 of the Agreement in Principle and initialling in 2005 of the Concession Agreement with the Shenzhen Municipal Government to build Phase 2 of the line and to operate Phases 1 and 2 for 30 years. Related utilities diversion and land resumption have begun. Initial preparatory work is near completion and civil work is ready to begin.

While making progress on these projects, we have been pursuing other similar projects in key cities such as Shenzhen, Beijing, Hangzhou, Wuhan and Suzhou.

Europe

In January 2007, our joint bid with Laing Rail for the London Rail Concession (LRC) entered the final stages of the selection process as one of two remaining bids and we expect the result by mid 2007. The LRC currently serves 60 stations over 60 route miles in the Greater London region, and carries approximately 23 million passengers per year. In February 2007, in joint venture with a Swedish railway company (SJ), we also submitted a bid for the Öresundståg concessions in Sweden and Denmark.

Financial Review

The Company continued to achieve good financial performance in 2006. Fare revenue for the MTR Lines increased by 3.3% from 2005 to HK$5,911 million while that for Airport Express increased by 9.1% to HK$612 million. Non-fare revenue from station commercial and other businesses as well as property rental and management activities grew by 5.1% to HK$3,018 million. Excluding the one-off income from telecommunication, the increase in non-fare related revenue would have been 7.7%. As a result, total revenue in 2006 was HK$9,541 million, an increase of 4.2% from 2005.

Operating costs in 2006 amounted to HK$4,340 million, an increase of 7.1% from 2005, mainly attributable to an increase in expenses relating to non-fare business activities in line with their business growth, as well as project studies and new business development in the Mainland of China and Europe. Operating profit from railway and related businesses before depreciation in 2006 therefore increased by 2.0% from 2005 to HK$5,201 million while operating margin declined from 55.7% to 54.5%.

Profit from property development amounted to HK$5,817 million, mainly comprising surplus proceeds from developments along the Tseung Kwan O Line and deferred income recognition and the receipt of an additional gross floor area of 7,609 square metres of the Elements. This was a reduction of 5.3% from property development profit recognised in 2005 of HK$6,145 million. Depreciation charge was maintained at similar level to 2005, at HK$2,674 million while net interest expense increased by 2.7% to HK$1,398 million mainly due to increase in interest rates. Excluding investment property revaluation, net profit after tax from underlying businesses was HK$5,962 million, or HK$1.08 per share, a slight decrease of 2.9% and 4.4% respectively from 2005. After accounting for the revaluation of investment properties, reported earnings attributable to the shareholders of MTR Corporation for 2006 were HK$7,759 million with earnings per share of HK$1.41.

The Company’s cash flow position remained strong during the year with net cash inflow of HK$5,400 million generated from recurring businesses and HK$4,400 million of cash receipts from property developers and purchasers. After payments for capital expenditure, interest expenses, changes in working capital and dividend payments, the Company recorded positive cash flow of HK$3,866 million for the year, before a one-off interest-free loan of HK$4,000 million provided to a property developer. After such one-off loan advance, there was a cash deficit of HK$134 million which was financed by increase in debt of HK$94 million and drawdown of cash balances of HK$40 million.

The Financial Secretary Incorporated (“FSI”) has committed, for dividends declared relating to financial years up to 31 December 2006, to receive all or part of its entitlement to such dividends in the form of shares (where a scrip dividend is offered by the Company) to the extent necessary to ensure that a maximum of 50% of the Company’s total dividend will be paid in cash. FSI has agreed to extend this commitment to dividends declared in respect of each of the three financial years ending 31 December 2009.

People

We have continued our effort in retaining and developing high calibre individuals to align with the development of our growth strategy.

The pay-for-performance culture was reinforced through an effective reward mechanism, more attractive remuneration packages and career progression for young professional talents. At the same time, we continued to stress the importance of achieving a work / life balance through education on this topic and provision of a 24-hour hotline counselling service for staff and their families.

We have always regarded people as our most valuable asset. The dedication and professionalism of our staff have always been the foundation of MTR Corporation’s success. The proposed rail merger with KCRC represents a significant step for the Company. It is of critical importance that we keep our people informed of the process and to consult them on matters that may impact on their future.

Tremendous effort was put into communicating with staff about the proposed merger, beginning with some 60 communication sessions held in April. Since then, staff has been kept abreast of progress through various channels, including a video and letters from myself and my colleagues, small group briefings, merger hotline and email. In addition, a special merger newsletter has been published jointly by MTR Corporation and KCRC. We have also worked hard during the year to align human resource functions, work cultures and practices between the two companies.

Training initiatives in 2006 included those focusing on safety and customer service, and were delivered through many channels, including e-learning. Company apprentices gained Outstanding Apprentices/Trainees Awards from the Vocational Training Council, while trainers successfully acquired China’s National Enterprise Trainer Qualification.

During the year, we have undertaken three major initiatives to develop management talents in order to meet future requirements of the Company. These initiatives are designed for capable staff with high potential at various levels in the organisation. They are selected through a rigorous process, and are offered individualised programmes which include academic or professional training, cross functional placements and planned career movements. The People Development Initiative provides opportunities to executives and senior managers. The Executive Associate Scheme is designed to develop young managers with high potential. The Graduate Trainee Scheme expands its activities to top university graduates in the Mainland of China and overseas, in addition to Hong Kong.

During the year we established a designated HR team to specifically support our colleagues working overseas as part of our overseas growth strategy. A “Stay-in-touch Employee Care & Communication Programme” was launched to enhance communication with our staff working outside Hong Kong.

Outlook

Barring any major external shocks, we hold a positive view on economic conditions in Hong Kong in 2007.

Our rail business should benefit from the expected economic growth. However, this growth may slow down in 2007 as a result of continued intense competition and no fare increases for 24 months from April 2006 as part of the merger MOU. Our station commercial and other businesses will also benefit from the positive economic condition as well as the full year impact of Ngong Ping 360. However, the telecommunications business will continue to face challenges with the migration of 2G users to 3G, which carries less attractive commercial returns to the Company.

In our property businesses, the property investment and management businesses will benefit from the opening of Ginza Mall in Beijing, the expected opening of the Elements shopping centre in Kowloon Station towards the end of 2007, and the full year impact of The Edge. However, it should be noted that new shopping centres generally achieve lower margins than established centres in their initial years of operations. Renovation work will be undertaken at the Luk Yeung Galleria in 2007.

Property developments along both the Airport Railway and Tseung Kwan O Line should continue to contribute to profit in 2007. Along the Airport Railway, deferred income will be recognised in accordance with construction progress and pre-sales. Given current market conditions, we expect the balance of property deferred income to be recognised over the next two years with a large portion of such balance being recognised in 2007. Also along the Airport Railway, depending on pre-sales, there will be surplus proceeds recognised from Harbour Green at Olympic Station. Along the Tseung Kwan O Line, depending on the timing of issuance of Occupation Permit, surplus proceeds will be booked from Le Point at Tiu Keng Leng Station. As I noted last year, in accordance with the Development Agreement and our accounting policy, costs relating to Le Point have already been accounted for when we booked profit from Metro Town (Tiu Keng Leng) Phase 1 in 2006.

Finally, I would like to take the opportunity to thank my fellow directors and all of our staff for their support during the year. They are the heroes of MTR.

By Order of the Board

C K Chow

Chief Executive Officer

Hong Kong, 13 March 2007

The financial information relating to the financial year ended 31 December 2006 set out above does not constitute the Group’s statutory consolidated accounts for the year ended 31 December 2006, but is derived and represents an extract from those consolidated accounts. Statutory consolidated accounts for the year ended 31 December 2006, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies.

Certain statements contained in this Press Announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2005 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 10 April 2007 to 17 April 2007 (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on 4 April 2007. It is expected that the final dividend will be paid on or about 26 June 2007.

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* independent non-executive Directors

** non-executive Directors